Dorchester Capital Acquisition Corp.
210 Park Avenue, Suite 3121, Oklahoma City, OK 73102

September 20, 2022

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Dorchester Capital Acquisition Corp. Request to Withdraw Registration Statement on Form S-1
File No. 333-265657

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Dorchester Capital Acquisition Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, File Number 333-265657, together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Registration Statement was originally filed on June 16, 2022 and was amended on July 14, 2022.

The Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective by the Commission and no securities have previously been sold in connection with the proposed offering.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Dorchester Capital Acquisition Corp., 210 Park Avenue, Suite 3121, Oklahoma City, OK 73102, email: BShannon@dorchesteracquisition.com, with a copy to Company’s counsel, Hunton Andrews Kurth LLP, 600 Travis St., Suite 4200, Houston, Texas 77002, attention: G. Michael O’Leary, email: moleary@HuntonAK.com.

U. S. Securities and Exchange Commission

September 20, 2022

If you are in need of additional information, please feel free to contact G. Michael O’Leary of Hunton Andrews Kurth LLP at (713) 220-4200.

Respectfully submitted,

DORCHESTER CAPITAL ACQUISITION CORP.

By:	/s/ Brian P. Shannon
Name:	Brian P. Shannon
Title:	Chief Executive Officer

Enclosures

cc:	G. Michael O’Leary, Hunton Andrews Kurth LLP
David Alan Miller, Graubard Miller
Jeffrey M. Gallant, Graubard Miller